UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2004 (2)	File No.: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Insider report filed on March 20, 2004 for James Bambrick
99.2	Insider report filed on March 18, 2004 for Geoffrey Chase
99.3	Insider report filed on March 17, 2004 for Ross Clarkson
99.4	Insider report filed on March 17, 2004 for James Dowhaniuk
99.5	Insider report filed on March 23, 2004 for Fred Dyment
99.6	Insider report filed on March 18, 2004 for David Ferguson
99.7	Insider report filed on March 17, 2004 for Robert Halpin
99.8	Insider report filed on March 17, 2004 for Lloyd Herrick
99.9	Insider report filed on March 16, 2004 for Bradley Glenn Taylor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 23, 2004	By:	/s/ David Ferguson
David Ferguson Vice President, Finance& CFO